UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 1-13175

PREMCOR RETIREMENT SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 24, 2011

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets
Investments:
Mutual funds	$167,722,417	$163,929,957
Common/collective trust	47,887,724	47,666,805
Valero Energy Corporation common stock	16,622,108	12,887,880
Money market security	40,960	32,146
Total investments at fair value	232,273,209	224,516,788

Receivables:
Participant loans	5,016,290	6,644,040
Employer contributions	205,309	182,836
Participant contributions	1,278	—
Total receivables	5,222,877	6,826,876

Total assets reflecting all investments at fair value	237,496,086	231,343,664

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,885,728)	(1,030,469)

Net assets available for benefits	$235,610,358	$230,313,195

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2010	2009
Investment income:
Interest income	$292,772	$443,496
Dividend income	4,705,150	5,029,376
Net appreciation in fair value of investments	22,454,491	27,803,650
Total investment income	27,452,413	33,276,522

Contributions:
Participant	6,219,016	9,056,198
Employer, net of forfeitures	4,789,563	6,413,341
Total contributions	11,008,579	15,469,539

Total additions	38,460,992	48,746,061

Deductions:
Withdrawals by participants	(33,153,054)	(15,776,302)
Administrative expenses	(10,775)	(9,475)
Total deductions	(33,163,829)	(15,785,777)

Net increase in net assets available for benefits	5,297,163	32,960,284

Net assets available for benefits:
Beginning of year	230,313,195	197,352,911
End of year	$235,610,358	$230,313,195

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero is a publicly held independent refining and marketing company with approximately 20,000 employees. As of December 31, 2010, Valero owned 14 refineries in the United States, Canada, and Aruba with a combined total throughput capacity of approximately 2.6 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock, Ultramar®, and Beacon®. Valero also operated 10 ethanol plants in the Midwest with a combined capacity of approximately 1.1 billion gallons per year.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Premcor Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General
The Plan is a qualified profit-sharing plan covering eligible employees of Valero who were formerly employed by The Premcor Refining Group Inc. (PRG), an indirect wholly owned subsidiary of Valero. PRG was previously owned by Premcor Inc. (Premcor), which was acquired by Valero on September 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the plan sponsor and the Valero Energy Corporation Benefit Plans Administrative Committee (the Administrative Committee) is the administrator of the Plan. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.

Participation
Participation in the Plan is voluntary. All union employees eligible under this Plan, other than union employees at the Delaware City Refinery, may participate in the Plan after completing six months of service. Union employees at the Delaware City Refinery were eligible to participate in the Plan after one month of service.

Contributions
Participants can make pre-tax contributions from 1 percent to 50 percent of their annual eligible compensation as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan, which are included in the participant’s gross income at the time of the contribution. Participants also can elect to make after-tax contributions up to 5 percent of their eligible compensation; however, Valero does not match these contributions. Total participant contributions cannot exceed 50 percent of eligible compensation.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Any employee can make rollover contributions and eligible Roth 401(k) rollover contributions to the Plan. For the years ended December 31, 2010 and 2009, rollover contributions totaled $6,841 and $6,519, respectively, and are included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. The limit was $16,500 for each of the years ended December 31, 2010 and 2009. Participants who attained or were over age 50 before the end of the year were eligible to make catch-up contributions of up to $5,500 for each of the years ended December 31, 2010 and 2009.

Valero matches 200 percent of the first 3 percent of eligible compensation that a participant contributes on a pre-tax basis to the Plan. Valero also matches 100 percent of eligible compensation above 3 percent up to a maximum of 6 percent that union participants at the Port Arthur Refinery contribute to the Plan. Employer contributions are made in cash.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their participant account at all times. Participants vest in their employer account at the rate of 20 percent per year and are 100 percent vested after five years of service, except for Delaware City Refinery employees who are immediately fully vested upon enrolling in the Plan.

The Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

On June 1, 2010, Valero sold its refinery in Delaware City, Delaware to wholly owned subsidiaries of PBF Energy Partners LP. As a result of the sale, employees at the Delaware City Refinery were terminated by Valero. Those terminated employees who were participants in the Plan became fully vested in their employer accounts if they were not yet fully vested.

Forfeitures
Forfeited non-vested accounts of terminated participants can be used to pay the Plan’s administrative expenses or reduce employer contributions. Employer contributions for the year ended December 31, 2010 were reduced by $3,625 related to forfeited non-vested accounts. For the year ended December 31, 2009, there were no amounts from forfeited non-vested accounts that were used to reduce employer contributions. As of December 31, 2010, forfeited non-vested accounts available to reduce future employer contributions were $6,429. There were no forfeited non-vested accounts available to reduce future employer contributions as of December 31, 2009.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Options
Participants direct the investment of 100 percent of their participant and employer contributions and may transfer existing account balances to any of the investment options offered. The investment options include mutual funds and a common/collective trust through Vanguard and the Valero Common Stock Fund, which invests 100 percent in Valero Energy Corporation common stock.

Participants may not designate more than 20 percent of their contributions to be invested in the Valero Common Stock Fund. Transfers into the Valero Common Stock Fund will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in the Valero Common Stock Fund.

Withdrawals and Distributions
A participant may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions after submitting a request to Vanguard. A participant may withdraw up to 100 percent of his vested matching contribution account. Withdrawals of pre-tax contributions or designated Roth 401(k) contributions before employment ends are limited to hardship withdrawals, under which certain criteria must be met, or attainment of age 59½.

Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not to exceed fifteen years. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution to a participant who has terminated employment prior to his death, disability, or normal retirement age may be made only with the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

Participants who are called to active duty military service who are on military leave for a period of 179 days or more are allowed to make withdrawals of all or any portion of their account.

Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)
$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Plan accounts.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term may be longer than five years. Effective January 1, 2010, the repayment period for a loan used to acquire a participant’s principal residence may be up to 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2010, interest rates on outstanding participant loans ranged from 4.25% to 9.25% and maturity dates ranged from January 2011 to August 2025. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.

Plan Expenses
The Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Plan are paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant transactions, such as redemption fees, are deducted from the respective participant’s account.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Management has evaluated subsequent events that occurred after December 31, 2010 through the filing of this Form 11-K. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.

In January 2010, Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” was modified to require (i) separate disclosure of the amounts of significant transfers between Level 1 and Level 2 and reasons for the transfers and (ii) information about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, ASC Topic 820 clarified existing disclosure requirements for (i) disclosures by class of assets and liabilities and (ii) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be effective for fiscal years beginning after December 31, 2010. The adoption by the Plan of this guidance effective January 1, 2010 did not affect the Plan’s net assets or changes in net assets, but did result in additional disclosures, which are provided in Note 4.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Participant Loans
Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.

In September 2010, ASC Topic 962, “Plan Accounting–Defined Contribution Pension Plans,” was modified to require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The adoption by the Plan of this guidance effective December 31, 2010 did not affect the Plan’s net assets or changes in net assets, but did result in the reclassification of participant loans as of December 31, 2009 from investments to receivables.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

3. INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
Valero Energy Corporation common stock	$16,622,108	$12,887,880
Vanguard 500 Index Fund Signal Shares	12,189,824	12,384,541
Vanguard International Growth Fund Investor Shares	13,536,588	13,971,621
Vanguard Morgan Growth Fund Investor Shares	13,440,828	12,648,608
Vanguard PRIMECAP Fund Investor Shares	24,792,656	24,855,577
Vanguard Retirement Savings Trust (contract value of $46,001,996 and $46,636,336, respectively)	47,887,724	47,666,805
Vanguard Total Bond Market Index Fund Investor Shares	13,950,709	14,350,736
Vanguard Wellington Fund Investor Shares	26,812,460	27,852,722
Vanguard Windsor II Fund Investor Shares	23,372,925	24,731,722

The Plan’s investment in shares of Valero common stock represents 7.2 percent and 5.7 percent of total investments at fair value as of December 31, 2010 and 2009, respectively. The closing price for Valero common stock was $23.12 and $16.75 on December 31, 2010 and 2009, respectively. As of June 23, 2011, the closing price for Valero common stock was $24.76.

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2010	2009
Valero Energy Corporation common stock	$4,678,999	$(3,658,294)
Mutual funds	17,775,492	31,461,944
Net appreciation in fair value of investments	$22,454,491	$27,803,650

For the years ended December 31, 2010 and 2009, dividend income included $146,847 and $466,877, respectively, of dividends paid on Valero common stock.

The average yields earned by the Plan on its investment in the Vanguard Retirement Savings Trust were 3.36% and 3.15% for the years ended December 31, 2010 and 2009, respectively. The average yields earned by the Plan on its investment in the Vanguard Retirement Savings Trust with an adjustment to reflect the actual interest rate credited to participants in the Plan were 3.01% and 2.86% for the years ended December 31, 2010 and 2009, respectively.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Vanguard Retirement Savings Trust. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2010, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

4. FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
Valero Energy Corporation common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•
The Vanguard Retirement Savings Trust, a common/collective trust which primarily holds investments in fully benefit-responsive insurance contracts, is stated at fair value as determined by the issuer of the fund and is categorized in Level 2 of the fair value hierarchy. The fair value of the Vanguard Retirement Savings Trust is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. There are no imposed restrictions as to the redemption of this investment.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2010 and 2009.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2010
Mutual funds:
Large-cap funds	$107,753,205	$—	$—	$107,753,205
Mid-cap funds	10,772,769	—	—	10,772,769
Small-cap funds	13,832,354	—	—	13,832,354
Bond funds	13,950,709	—	—	13,950,709
Foreign funds	13,536,588	—	—	13,536,588
Target date retirement funds	7,876,792	—	—	7,876,792
Common/collective trust	—	47,887,724	—	47,887,724
Valero Energy Corporation common stock	16,622,108	—	—	16,622,108
Money market security	40,960	—	—	40,960
Investments at fair value	$184,385,485	$47,887,724	$—	$232,273,209

During the year ended December 31, 2010, there were no transfers between assets classified as Level 1 and Level 2.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2009
Mutual funds:
Large-cap funds	$109,260,562	$—	$—	$109,260,562
Mid-cap funds	8,757,773	—	—	8,757,773
Small-cap funds	11,693,395	—	—	11,693,395
Bond funds	14,350,736	—	—	14,350,736
Foreign funds	13,971,621	—	—	13,971,621
Target date retirement funds	5,895,870	—	—	5,895,870
Common/collective trust	—	47,666,805	—	47,666,805
Valero Energy Corporation common stock	12,887,880	—	—	12,887,880
Money market security	32,146	—	—	32,146
Investments at fair value	$176,849,983	$47,666,805	$—	$224,516,788

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

5. PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 6, 2009 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$235,610,358	$230,313,195
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,885,728	1,030,469
Deemed distributions of participant loans	(153,142)	(175,257)
Net assets available for benefits per the Form 5500	$237,342,944	$231,168,407

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2010	2009
Investment income per the financial statements	$27,452,413	$33,276,522
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	1,885,728	1,030,469
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	(1,030,469)	615,934
Investment income per the Form 5500	$28,307,672	$34,922,925

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2010	2009
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	153,142	175,257
Deemed distributions of participant loans as of beginning of year	(175,257)	(115,213)
Deemed distributions of participant loans per the Form 5500	$(22,115)	$60,044

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010

Schedule H, line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2010

Identity of Issue/Description of Investment	Current Value
Mutual funds:
Vanguard 500 Index Fund Signal Shares	$12,189,824
Vanguard Asset Allocation Fund Investor Shares	7,144,512
Vanguard Explorer Fund Investor Shares	6,116,481
Vanguard International Growth Fund Investor Shares	13,536,588
Vanguard Mid-Cap Index Fund Investor Shares	10,772,769
Vanguard Morgan Growth Fund Investor Shares	13,440,828
Vanguard PRIMECAP Fund Investor Shares	24,792,656
Vanguard Small-Cap Index Fund Investor Shares	7,715,873
Vanguard Target Retirement 2005 Fund	10,593
Vanguard Target Retirement 2010 Fund	867,701
Vanguard Target Retirement 2015 Fund	2,477,512
Vanguard Target Retirement 2020 Fund	1,748,685
Vanguard Target Retirement 2025 Fund	825,080
Vanguard Target Retirement 2030 Fund	522,823
Vanguard Target Retirement 2035 Fund	308,785
Vanguard Target Retirement 2040 Fund	202,005
Vanguard Target Retirement 2045 Fund	177,357
Vanguard Target Retirement 2050 Fund	161,516
Vanguard Target Retirement Income	574,735
Vanguard Total Bond Market Index Fund Investor Shares	13,950,709
Vanguard Wellington Fund Investor Shares	26,812,460
Vanguard Windsor II Fund Investor Shares	23,372,925
Total mutual funds	167,722,417
Common/collective trust:
Vanguard Retirement Savings Trust	47,887,724
Common stock:
Valero Energy Corporation	16,622,108
Money market security:
Vanguard Prime Money Market Fund	40,960
Participant loans (interest rates range from 4.25% to 9.25%; maturity dates range from January 2011 to August 2025)	5,016,290
$237,289,499
_____________________________________
All investments are party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN

	By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President and Treasurer, Valero Energy Corporation

Date: June 24, 2011